EXHIBIT 99.1

FirstService Reports Solid First Quarter Results

Operating highlights:

	Three months ended March 31
	2011	2010	Change

Revenues (millions)	$ 478.4	$ 402.4	19%
Adjusted EBITDA (millions) (note 1)	22.6	20.1	13%
Adjusted EPS (note 2)	0.14	0.15	-7%

TORONTO, April 27, 2011 (GLOBE NEWSWIRE) -- FirstService Corporation (TSX:FSV) (Nasdaq:FSRV) preferred shares – (TSX:FSV.PR.U) today reported results for its first quarter ended March 31, 2011. All amounts are in US dollars.

Revenues for the first quarter were $478.4 million, a 19% increase relative to the same quarter in the prior year, Adjusted EBITDA (note 1) was $22.6 million, up 13% from $20.1 million and Adjusted EPS (note 2) was $0.14, versus $0.15 reported in the prior year quarter. GAAP EPS from continuing operations was a loss of $0.33 per share in the quarter, compared to a loss of $0.02 for the same quarter a year ago.

"FirstService delivered solid results in the seasonally slow first quarter," said Jay S. Hennick, Founder and Chief Executive Officer of FirstService. "Revenue at Colliers International was up significantly relative to the prior year while it continues to invest in platform infrastructure and recruiting, particularly in the US. FirstService Residential also contributed favourable results despite difficult economic conditions in some markets, while the integration of several recently completed acquisitions is on track. Finally, revenue at Property Services also grew solidly in our property preservation and foreclosure management operations as well as in service franchising," he concluded.

About FirstService Corporation

FirstService Corporation is a global leader in the rapidly growing real estate services sector, providing a variety of services in commercial real estate, residential property management and property services. In total, FirstService manages more than 2.2 billion square feet of residential and commercial properties through its three industry-leading service platforms: Colliers International, the third largest global player in commercial real estate services; FirstService Residential Management, the largest manager of residential communities in North America; and TFC, North America's largest provider of property preservation and other services through franchise and contractor networks.

FirstService generates over US$2.0 billion in annual revenues and has more than 20,000 employees worldwide. More information about FirstService is available at www.firstservice.com.

Segmented Quarterly Results

Commercial Real Estate Services revenues totalled $195.6 million for the first quarter, up 27% relative to the prior year quarter. Revenue growth was comprised of 13% internal growth measured in local currencies, a 4% favourable impact from foreign currency translation and 10% growth from recent acquisitions. Internal growth was attributable to strong revenues in Canada, Asia and Central Europe. Adjusted EBITDA was $2.6 million, up from $0.9 million reported in the prior year quarter, and was impacted by ongoing investment in personnel and infrastructure, particularly in the US.

Residential Property Management revenues were $168.2 million for the first quarter, up 15% relative to the prior year quarter. Revenue growth was comprised of 7% internal growth primarily due to property management contract wins, and 8% from recent acquisitions. Adjusted EBITDA for the quarter was $11.5 million, versus $11.6 million in the prior year period.

Property Services revenues totalled $114.5 million, up 13% from $101.4 million in the prior year period, attributable evenly to franchising and property preservation services growth. Adjusted EBITDA for the first quarter was $11.3 million, up 4% versus $10.9 million in the prior year quarter.

Corporate costs were $3.7 million in the first quarter, down 13% from $4.3 million in the prior year period.

Deferred Income Tax Valuation Allowance

During the first quarter, the Company recorded an increase in its valuation allowance with respect to deferred income tax assets, which increased income tax expense by $4.3 million and decreased GAAP earnings per share by $0.13. In the prior year quarter, the valuation allowance amounted to $3.9 million, or $0.12 per share. The valuation allowance relates to tax loss carry-forwards in the Company's Commercial Real Estate operations, which remain available to offset income tax over the next 17 to 20 years.

Stock Repurchases

During the period from February 22, 2011 to March 29, 2011, the Company repurchased 468,770 Subordinate Voting Shares on the open market under its Normal Course Issuer Bid ("NCIB") at an average price of $32.03 per share. All shares purchased under the NCIB were cancelled. The Company is authorized to repurchase up to an additional 2,101,230 Subordinate Voting Shares and 411,000 Preferred Shares under its NCIB, which expires on June 6, 2011.

Conference Call

FirstService will be holding a conference call on Wednesday, April 27, 2011 at 11:00 a.m. Eastern Daylight Time to discuss results for the first quarter. The call will be simultaneously web cast and can be accessed live or after the call at www.firstservice.com in the "Investors / Newsroom" section.

Forward-looking Statements

This press release includes or may include forward-looking statements. Forward-looking statements include the Company's financial performance outlook and statements regarding goals, beliefs, strategies, objectives, plans or current expectations. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements contemplated in the forward-looking statements. Such factors include: (i) general economic and business conditions, which will, among other things, impact demand for the Company's services and the cost of providing services; (ii) the ability of the Company to implement its business strategy, including the Company's ability to acquire suitable acquisition candidates on acceptable terms and successfully integrate newly acquired businesses with its existing businesses; (iii) changes in or the failure to comply with government regulations; and (iv) other factors which are described in the Company's filings with applicable Canadian and United States securities regulatory authorities (which factors are adopted herein).

Summary financial information is provided in this press release. This press release should be read in conjunction with the Company's quarterly financial statements and MD&A to be made available on SEDAR at www.sedar.com.

Notes

1. Reconciliation of net earnings (loss) to Adjusted EBITDA:

Adjusted EBITDA is defined as net earnings (loss), adjusted to exclude: (i) income tax; (ii) other expense (income); (iii) interest expense; (iv) depreciation and amortization; (v) acquisition-related items; and (vi) stock-based compensation expense. We use Adjusted EBITDA to evaluate our own operating performance and our ability to service debt, as well as an integral part of our planning and reporting systems. Additionally, we use this measure in conjunction with discounted cash flow models to determine the Company's overall enterprise valuation and to evaluate acquisition targets. We present Adjusted EBITDA as a supplemental measure because we believe such measure is useful to investors as a reasonable indicator of operating performance because of the low capital intensity of the Company's service operations. We believe this measure is a financial metric used by many investors to compare companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings or cash flow from operating activities, as determined in accordance with GAAP. Our method of calculating Adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings (loss) to Adjusted EBITDA appears below.

	Three months ended
(in thousands of US dollars)	March 31
	2011	2010

Net earnings (loss)	$ (1,290)	$ 6,637
Income tax	4,455	(213)
Other expense	1,077	1,632
Interest expense, net	4,381	4,076
Operating earnings	8,623	12,132
Depreciation and amortization	12,070	11,511
Acquisition-related items	872	(4,559)
Stock-based compensation expense	1,066	982
Adjusted EBITDA	$ 22,631	$ 20,066

2. Reconciliation of net earnings (loss) and diluted net earnings (loss) per common share to adjusted net earnings and adjusted earnings per common share:

Adjusted earnings per share is defined as diluted net earnings (loss) per common share, adjusted for the effect, after income tax, of: (i) the non-controlling interest redemption increment; (ii) amortization expense related to intangible assets recognized in connection with acquisitions; (iii) acquisition-related items; (iv) stock-based compensation expense; and (v) deferred income tax valuation allowances related to tax loss carry-forwards. We believe this measure is useful to investors because it provides a supplemental way to understand the underlying operating performance of the Company and enhances the comparability of operating results from period to period. Adjusted earnings per share is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for diluted net earnings per common share, as determined in accordance with GAAP. Our method of calculating this non-GAAP measure may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings (loss) attributable to common shareholders to adjusted net earnings and of diluted net earnings (loss) per common share to Adjusted earnings per common share appears below.

	Three months ended
(in thousands of US dollars)	March 31
	2011	2010

Net earnings (loss) attributable to common shareholders	$ (9,877)	$ (526)
Non-controlling interest redemption increment	5,816	290
Acquisition-related items	872	(4,559)
Amortization of intangible assets	4,934	4,751
Stock-based compensation expense	1,066	982
Income tax on adjustments	(2,112)	(1,989)
Deferred income tax valuation allowance	4,274	3,898
Non-controlling interest on adjustments	(544)	1,538
Adjusted net earnings	$ 4,429	$ 4,385

	Three months ended
(in US dollars)	March 31
	2011	2010

Net earnings (loss) per common share	$ (0.33)	$ (0.02)
Non-controlling interest redemption increment	0.19	0.01
Acquisition-related items	0.03	(0.08)
Amortization of intangible assets, net of tax	0.10	0.10
Stock-based compensation expense, net of tax	0.02	0.02
Deferred income tax valuation allowance	0.13	0.12
Adjusted earnings per common share	$ 0.14	$ 0.15

FIRSTSERVICE CORPORATION
Condensed Consolidated Statements of Earnings (Loss)
(in thousands of US dollars, except per share amounts)
	Three months
	ended March 31
(unaudited)	2011	2010

Revenues	$ 478,382	$ 402,391

Cost of revenues	300,614	248,822
Selling, general and administrative expenses	156,203	134,485
Depreciation	7,136	6,760
Amortization of intangible assets	4,934	4,751
Acquisition-related items (1)	872	(4,559)
Operating earnings	8,623	12,132
Interest expense, net	4,381	4,076
Other expense	1,077	1,632
Earnings before income tax	3,165	6,424
Income tax (2)	4,455	(213)
Net (loss) earnings	(1,290)	6,637
Non-controlling interest share of earnings	246	4,348
Non-controlling interest redemption increment	5,816	290
Net (loss) earnings attributable to Company	(7,352)	1,999
Preferred share dividends	2,525	2,525
Net loss attributable to common shareholders	$ (9,877)	$ (526)

Net loss per common share
Basic	$ (0.33)	$ (0.02)
Diluted	$ (0.33)	$ (0.02)

Adjusted earnings per common share (3)	$ 0.14	$ 0.15

Weighted average common shares (thousands)
Basic	30,275	29,694
Diluted	30,758	29,909

Notes to Condensed Consolidated Statements of Earnings (Loss)
(1) Acquisition-related items include contingent acquisition consideration fair value adjustments, contingent acquisition consideration-related compensation expense, settlements of contingent liabilities of acquired entities initially recognized at the acquisition date and transaction costs.
(2) Income tax expense for the three months ended March 31, 2011 includes a $4,274 valuation allowance related to deferred income tax assets (2010 - $3,898).
(3) See definition and reconciliation above.

Condensed Consolidated Balance Sheets
(in thousands of US dollars)

(unaudited)	March 31, 2011	December 31, 2010

Assets
Cash and cash equivalents	$ 85,326	$ 100,359
Restricted cash	3,811	4,337
Accounts receivable	255,168	262,654
Inventories	11,879	9,140
Prepaid expenses and other current assets	50,433	43,140
Current assets	406,617	419,630
Other non-current assets	49,487	50,726
Fixed assets	84,472	86,134
Goodwill and intangible assets	573,551	573,051
Total assets	$ 1,114,127	$ 1,129,541

Liabilities and shareholders' equity
Accounts payable and accrued liabilities	$ 290,306	$ 346,157
Other current liabilities	23,508	26,498
Long-term debt - current	39,360	39,249
Current liabilities	353,174	411,904
Long-term debt - non-current	259,325	201,491
Convertible unsecured subordinated debentures	77,000	77,000
Other liabilities	32,178	32,365
Deferred income tax	31,604	33,175
Non-controlling interests	175,938	174,358
Shareholders' equity	184,908	199,248
Total liabilities and equity	$ 1,114,127	$ 1,129,541

Supplemental balance sheet information
Total debt	$ 375,685	$ 317,740
Total debt excluding convertible debentures	298,685	240,740
Total debt, net of cash	290,359	217,381
Total debt excluding convertible debentures, net of cash	213,359	140,381

Consolidated Statements of Cash Flows
(in thousands of US dollars)
	Three months ended
	March 31
(unaudited)	2011	2010

Cash provided by (used in)

Operating activities
Net (loss) earnings	$ (1,290)	$ 6,637
Items not affecting cash:
Depreciation and amortization	12,070	11,511
Deferred income tax	(766)	(393)
Other	2,990	(7,362)

Changes in operating assets and liabilities	(62,156)	(35,589)
Net cash used in operating activities	(49,152)	(25,196)

Investing activities
Acquisition of businesses, net of cash acquired	(1,184)	(2,432)
Purchases of fixed assets	(5,344)	(6,293)
Other investing activities	(504)	670
Net cash used in investing activities	(7,032)	(8,055)

Financing activities
Increase in long-term debt, net	57,945	221
Purchases of non-controlling interests	(1,438)	(45)
Dividends paid to preferred shareholders	(2,525)	(2,525)
Other financing activities	(14,143)	1,658
Net cash provided by (used in) financing activities	39,839	(691)

Effect of exchange rate changes on cash	1,312	4,363

Decrease in cash and cash equivalents	(15,033)	(29,579)

Cash and cash equivalents, beginning of period	100,359	99,778

Cash and cash equivalents, end of period	$ 85,326	$ 70,199

Segmented Revenues, Adjusted EBITDA and Operating Earnings
(in thousands of US dollars)

	Commercial	Residential
	Real Estate	Property	Property
(unaudited)	Services	Management	Services	Corporate	Consolidated

Three months ended March 31

2011
Revenues	$ 195,599	$ 168,234	$ 114,509	$ 40	$ 478,382
Adjusted EBITDA	2,573	11,454	11,259	(3,721)	21,565
Stock-based compensation					1,066
					22,631
Operating (loss) earnings	(3,368)	6,797	8,981	(3,787)	8,623

2010
Revenues	$ 154,085	$ 146,851	$ 101,412	$ 43	$ 402,391
Adjusted EBITDA	853	11,621	10,880	(4,270)	19,084
Stock-based compensation					982
					20,066

Operating (loss) earnings	(459)	8,311	8,601	(4,321)	12,132
CONTACT: Company Contacts:
         Jay S. Hennick
         Founder & CEO

         D. Scott Patterson
         President & COO

         John B. Friedrichsen
         Senior Vice President & CFO

         (416) 960-9500